Advanced Semiconductor Engineering, Inc.                           [LOGO]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.
Joseph Tung, CFO / Vice President
Freddie Liu, Assistant Vice President
Tel: + 886-2-8780-5489                    Investor_relations@asek.asetwn.com.tw
Fax: + 886-2-2757-6121                    http://www.aseglobal.com


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                       ANNOUNCES MARCH 2002 NET REVENUES

TAIPEI, TAIWAN, R.O.C., APRIL 9, 2002 - ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of March 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED) *

                    Mar          Feb         Mar         Sequential      YoY
(NT$ Million)       2002         2002        2001        Change          Change
                 --------------------------------------------------------------
Net Revenues        3,691        3,126       3,919       +18.1%           -5.8%


MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                    Mar          Feb         Mar         Sequential      YoY
(NT$ Million)       2002         2002        2001        Change          Change
                 --------------------------------------------------------------
Net Revenues        2,178        1,929       2,043       +12.9%          +6.6%


* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.